

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 3, 2017

Stacy McLaughlin
Chief Financial Officer
Willdan Group, Inc.
2401 East Katella Avenue, Suite 300
Anaheim, CA 92806

>   **Re: Willdan Group, Inc.**
>   **Registration Statement on Form S-3**
>   **Response Dated July 25, 2017**
>   **File No. 333-217356**
>   **Form 10-K for Fiscal Year Ended December 30, 2016**
>   **Response Dated July 25, 2017**
>   **File No. 001-33076**

Dear Ms. McLaughlin:

We have reviewed your July 25, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2017 letter.

Form 10-K for Fiscal Year Ended December 20, 2016

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-9

Principles of Consolidation, page F-9

1. We note your response to comment 2 in our letter dated May 15, 2017, where you state that you did not acquire any stock from Genesys and on page 43 where you confirm you do not own any stock of Genesys. Please tell us how you considered presenting a non-

controlling interest in your consolidated financial statements and how your accounting complies with ASC 810-10-45-15 through ASC 810-10-45-15-21.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Melissa Rocha, Senior Assistant Chief Accountant, at (202)551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: John-Paul Motley, Esq.